SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.)

CNH GLOBAL N.V.

Form 6-K for the month of February 2008

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural Equipment During the Month of January and Cumulative for 1 Month of 2008, and Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of December 2007 Relative to Industry Results or Levels, Compared with Prior Year Periods.

2.	Registrant’s Estimated North American Retail Unit Sales Activity for Selected Construction Equipment During the Month of January and cumulative for 1 Month of 2008, Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity

For Selected Agricultural Equipment

During the Month of January and Cumulative for 1 Month of 2008,

and Indicators of North American Dealer Inventory Levels for Selected Agricultural

Equipment at the End of December 2007

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	January 2008 N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of January 2008

Agricultural Tractors: under 40 horsepower (2WD)	(15.0)%	Down low-double digits, slightly better than the industry

40 to 100 horsepower (2WD)	(16.2)%	Down mid-single digits, moderately better than the industry

over 100 horsepower (2WD)	+22.8%	Up low-double digits, moderately less than the industry

4 wheel drive tractors	+19.1%	Up high-double digits, significantly better than the industry

Sub total tractors over 40 hp	(6.1)%	Up mid-single digits, moderately better than the industry

Total Ag tractors	(10.0)%	Down low-single digits, moderately better than the industry

Combines	+12.8%	Flat with prior year

RETAIL UNIT SALES: 1 MONTH 2008

Agricultural Tractors: under 40 horsepower (2WD)	(15.0)%	Down low-double digits, slightly better than the industry

40 to 100 horsepower (2WD)	(16.2)%	Down mid-single digits, moderately better than the industry

over 100 horsepower (2WD)	+22.8%	Up low-double digits, moderately less than the industry

4 wheel drive tractors	+19.1%	Up high-double digits, significantly better than the industry

Sub total tractors over 40 hp	(6.1)%	Up mid-single digits, moderately better than the industry

Total Ag tractors	(10.0)%	Down low-single digits, moderately better than the industry

Combines	+12.8%	Flat with prior year

AG DEALER INVENTORIES: END OF December 2007

Agricultural Tractors: under 40 horsepower (2WD)	5.8 months supply	In-line with the industry

40 to 100 horsepower (2WD)	4.9 months supply	In-line with the industry

over 100 horsepower (2WD)	3.5 months supply	In line with the industry

4 wheel drive tractors	2.7 months supply	1/2 month less than the industry

Total tractors	5.2 months supply	1/2 month less than the industry

Combines	1.5 months supply	In-line with the industry

Dated: February 17, 2008

Association of Equipment Manufacturers – Industry Data

Trade Press and Flash Report Subscribers

Farm Equipment Monthly Sales Flash – United States

Contact Rex Sprietsma, Director of Statistics (Debbie Carson, Manager of Statistics) Phone 414.272.0943	Month Ending January 31, 2008

	January			YTD – January			Beginning Inventory January 2008
	2008	2007	% Chg	2008	2007	% Chg
2WD Farm Tractors
< 40 HP	3,950	4,957	-20.3	3,950	4,957	-20.3	56,413
40 < 100 HP	3,727	4,632	-19.5	3,727	4,632	-19.5	32,607
100+ HP	1,694	1,355	25.0	1,694	1,355	25.0	5,921

Total 2WD Farm Tractors	9,371	10,944	-14.4	9,371	10,944	-14.4	94,941
4WD Farm Tractors	249	202	23.3	249	202	23.3	862

Total Farm Tractors	9,620	11,146	-13.7	9,620	11,146	-13.7	95,803
Self-Prop Combines	451	403	11.9	451	403	11.9	903

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and District of Columbia.

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

Association of Equipment Manufacturers – Industry Data

Trade Press and Flash Report Subscribers

Farm Equipment Monthly Sales Flash – Canada

Contact Rex Sprietsma, Director of Statistics (Debbie Carson, Manager of Statistics) Phone 414.272.0943	Month Ending January 31, 2008

	January			YTD – January			Beginning Inventory January 2008
	2008	2007	% Chg	2008	2007	% Chg
2WD Farm Tractors
< 40 HP	537	319	68.3	537	319	68.3	4,976
40 < 100 HP	417	311	34.1	417	311	34.1	2,658
100+ HP	178	169	5.3	178	169	5.3	1,433

Total 2WD Farm Tractors	1,132	799	41.7	1,132	799	41.7	9,067
4WD Farm Tractors	25	28	-10.7	25	28	-10.7	134

Total Farm Tractors	1,157	827	39.9	1,157	827	39.9	9,201
Self-Prop Combines	43	35	22.9	43	35	22.9	182

These data are, in part, estimates that are subject to revisions when final detail data becomes available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in Canada.

Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

CNH Global N.V.

Estimated North American Retail Unit Sales Activity

For Selected Construction Equipment

During the Month of January and cumulative for 1 Month of 2008,

Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes CNH’s estimates of selected construction equipment industry retail unit sales results in North America as compared with prior year periods. Estimated industry results for the current periods are expressed in terms of the percentage change from the prior year periods, by major product category.

These industry preliminary estimates are based on unit sales and are believed to include most, but not all, of the equipment sold in each of the categories. The estimates are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results also will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Estimated North American Retail Activity – January 2008

CATEGORY	Total North American INDUSTRY	CNH RELATIVE PERFORMANCE (All Brands)
RETAIL UNIT SALES: MONTH of January 2008

Loader/backhoes	Down high single digits	Down low-double digits, moderately worse than the industry

Skid Steer Loaders	Down mid-single digits	Down low-single digits, slightly better than the industry

Total Light Equipment	Down low double digits	Down low-double digits, slightly better than the industry

Total Heavy Construction Equipment	Down moderate double digits	Down low-double digits, moderately better than the industry

RETAIL UNIT SALES: 1 MONTH of 2008

Loader/backhoes	Down high single digits	Down low-double digits, moderately worse than the industry

Skid Steer Loaders	Down mid-single digits	Down low-single digits, slightly better than the industry

Total Light Equipment	Down low double digits	Down low-double digits, slightly better than the industry

Total Heavy Construction Equipment	Down moderate double digits	Down low-double digits, moderately better than the industry

Dated: February 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

February 19, 2008